BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

May 17, 2010

VIA EDGAR

Barbara C. Jacobs, Esq.

Mark P. Shuman, Esq.

Evan S. Jacobson, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

OUR FILE NUMBER 0642360-0004 WRITER’S DIRECT DIAL (650) 473-2613 WRITER’S E-MAIL ADDRESS psieben@omm.com

Re:	Overland Storage, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed on March 24, 2010

File No. 333-165661

Ladies and Gentlemen:

On behalf of Overland Storage, Inc. (the “Company”), set forth below are the Company’s responses to your comment letter dated May 14, 2010 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-3 as filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2010 (“Amendment No. 1”).

For your convenience, the Company has reproduced the comments from the staff of the Commission (the “Staff”) in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections are to Amendment No. 2 to Registration Statement as filed with the Commission on May 17, 2010 (“Amendment No. 2”). Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 2.

The Company responds to the Comment Letter as follows:

Incorporation of Certain Documents By Reference, page 1

1. Please update the financial statements. See Rule 8-08 of Regulation S-X. Revise to specifically incorporate by reference your Quarterly Report on Form 10-Q for the quarter ended March 28, 2010, which was filed subsequent to the filing date of your amended registration statement.

In response to the Staff’s comment, the Company has incorporated by reference its Quarterly Report on Form 10-Q for the quarter ended March 28, 2010 on page 1.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 17, 2010 - Page 2

Selling Shareholders, page 14

2. We note your response to prior comment 3, which indicates that you have added footnote 12 on page 15 to disclose that Mr. Longfield is a Managing Director of the placement agent. It does not appear that this disclosure was actually added to the registration statement. Please revise.

In response to the Staff’s comment, the Company has added footnote (12) on page 15 of Amendment No. 1 to disclose that Mr. Longfield is a Managing Director of the Placement Agent.

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The Company understands that the Staff may have additional comments after receiving Amendment No. 2 and this letter.

For the Staff’s convenience, we will arrange for you to receive separately a copy of Amendment No. 2 that is marked to show cumulative changes from Amendment No. 1.

If you have any questions or wish to discuss any matters with respect to this letter or Amendment No. 2, please do not hesitate to contact me by telephone at (650) 473-2613 or by email at psieben@omm.com. You can also contact Todd Hamblet by telephone at (415) 984-8823 or by email at thamblet@omm.com.

Sincerely,

/s/ Paul L. Sieben
Paul L. Sieben of O’MELVENY & MYERS LLP

cc:	Mr. Eric L. Kelly
Mr. Kurt L. Kalbfleisch
(Overland Storage, Inc.)

Warren T. Lazarow, Esq.
Todd A. Hamblet, Esq.
(O’Melveny & Myers LLP)